Creating the Premier Pharmacy
Services Provider
January 2007
Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CVS/Caremark Merger Overview
To be listed on NYSE under “CVS” Symbol:
CVS/Caremark Corporation Name:
February 2007 Expected Closing:
Corporate: Woonsocket, RI / PBM: Nashville, TN Headquarters:
50/50 split Board Composition:
Mac Crawford – Chairman
Tom Ryan – President and CEO
Dave Rickard – CFO
Howard McLure – President Caremark Pharmacy Services
Management Team:

CVS/Caremark Merger Capitalizes on
Evolving Industry Trends
Purchasing advantage, operating efficiencies and
improved access to pharmacist with full view of
patient records will lower costs
Cost Containment
In-store enrollment and consultation; Medication
Therapy Management
Medicare Part D
More transparency at point of sale - consumer able
to make totally informed decisions
Cost Shift to
Consumer
Retail locations; In-store enrollment and consultation Specialty Products
Higher substitution rates at point of sale lowers cost
and drives high margin generics
Robust Generic
Pipeline
Consultation by pharmacist or clinician with
participant = favorable healthcare outcomes
Focus on Wellness
Gives consumers timely, actionable, personalized
information to improve healthcare outcomes
Growing
Consumerism
CVS/Caremark Merger Benefit Market Trends

CVS/Caremark Merger is in Best Interest of
Shareholders, Customers and Consumers
Significant strategic benefits
Financial benefits are substantial and concrete
Anti-trust clearance; February 2007 close
Realize benefits in 2007 selling season
Strong investment grade credit; 150M share
repurchase (~10%)
Proven management teams
CVS/Caremark Merger Enhances Shareholder Value

CVS/Caremark Merger Enhances
Shareholder Value
Uniquely positioned to capitalize on evolving trends
Superior upside in creation of new services and products
Better control over costs for payors
Improves choice and accessibility, and promotes better health outcomes for consumers
Compelling
Strategic
Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Double-digit cents-per-share accretion and higher ROE in
2008
$500 million in conservatively estimated cost synergies
Incremental revenue opportunities of $800M to $1B in 2008
with significant growth thereafter
Special $2.00 cash dividend per share to CMX shareholders
(upon or promptly after closing)
Commitment to a post-merger 150 million share retirement
Substantial
Financial
Benefits
Uniquely positioned to capitalize on evolving trends
Superior upside in creation of new services and products
Better control over costs for payors
Improves choice and accessibility, and promotes better health outcomes for consumers
Compelling
Strategic
Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Received FTC clearance
Expect to close February 2007
Clear Path to
Close
Double-digit cents-per-share accretion and higher ROE in 2008
$500 million in conservatively estimated cost synergies
Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter
Special $2.00 cash dividend per share to CMX shareholders (upon or promptly after closing)
Commitment to post-merger 150 million share retirement
Substantial
Financial
Benefits
Uniquely positioned to capitalize on evolving trends
Superior upside in creation of new services and products
Better control over costs for payors
Improves choice and accessibility, and promotes better health outcomes for consumers
Compelling
Strategic
Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Clients overwhelmingly positive
New products/services should lead to greater
retention/contract wins
Benefits realized in 2007 selling season
Enhanced
Business
Opportunity
Received FTC clearance
Expect to close February 2007
Clear Path to
Close
Double-digit cents-per-share accretion and higher ROE in 2008
$500 million in conservatively estimated cost synergies
Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter
Special $2.00 cash dividend per share to CMX shareholders (upon or promptly after closing)
Commitment to a post-merger 150 million share retirement
Substantial
Financial
Benefits
Uniquely positioned to capitalize on evolving trends
Superior upside in creation of new services and products
Better control over costs for payors
Improves choice and accessibility, and promotes better health outcomes for consumers
Compelling
Strategic
Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Strong investment grade credit rating
Substantial FCF from retail and PBM enables strategic
investments, dividends and share repurchases
Financial
Flexibility
Clients overwhelmingly positive
New products/services should lead to greater retention/contract wins
Benefits realized in 2007 selling season
Enhanced
Business
Opportunity
Received FTC clearance
Expect to close February 2007
Clear Path to
Close
Double-digit cents-per-share accretion and higher ROE in 2008
$500 million in conservatively estimated cost synergies
Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter
Special $2.00 cash dividend per share to CMX shareholders (upon or promptly after closing)
Commitment to a post-merger 150 million share retirement
Substantial
Financial
Benefits
Uniquely positioned to capitalize on evolving trends
Superior upside in creation of new services and products
Better control over costs for payors
Improves choice and accessibility, and promotes better health outcomes for consumers
Compelling
Strategic
Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Strong investment grade credit rating
Substantial FCF from retail and PBM enables strategic investments, dividends and share repurchases
Financial
Flexibility
Proven track-records with large-scale acquisition integration
History of exceeding stated synergies
Management
Teams
Clients overwhelmingly positive
New products/ services should lead to greater retention/contract wins
Benefits realized in 2007 selling season
Enhanced
Business
Opportunity
Received FTC clearance
Expect to close February 2007
Clear Path to
Close
Double-digit cents-per-share accretion and higher ROE in 2008
$500 million in conservatively estimated cost synergies
Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter
Special $2.00 cash dividend per share to CMX shareholders (upon or promptly after closing)
Commitment to a post-merger 150 million share retirement
Substantial
Financial
Benefits
Uniquely positioned to capitalize on evolving trends
Superior upside in creation of new services and products
Better control over costs for payors
Improves choice and accessibility, and promotes better health outcomes for consumers
Compelling
Strategic
Benefits

Near-Term Sources of Revenue That Only a
CVS/Caremark Combination Can Derive
Examples include:
In-store pickup for mail customers and targeted retail-to-mail conversion
Front-store offers for PBM members in-store, online and via mail
Improved generic substitution and compliance to formularies and drug therapies
Enhanced offering for PBM specialty members through access to select CVS retail pharmacies, 52 PharmaCare specialty pharmacy stores and
MinuteClinics
Improved disease management programs through face-to-face treatment
Integrated retail / mail / specialty / MinuteClinic services for PBM customers
Ability to leverage CVS marketing capabilities for products targeted to consumers
Incremental revenue opportunities from $800M to $1B in 2008;
significant growth thereafter

Superior Financial Profile
Note – Based on the simple addition of reported results for the last twelve months ended
September 30, 2006 with an adjustment of $4.4 billion for intercompany revenues.
Note – Pre-impact of share repurchase
$ 1,899 Free Cash Flow
1.5x Debt / EBITDA
$ 2,420 Net Income
5.9% % Margin
$ 4,306 EBITDA
$ 72,896 Revenue
Pro forma LTM
Strong investment grade credit rating

A Clearly Superior Offer
• Significant strategic benefits
• Substantial financial benefits
• Clients supportive
• February 2007 close
• Strong management team
• Successful large-scale
integrations
• Highly conditional offer
• No strategic advantage
• Financial benefits suspect
• Client attrition
• Uncertain timing, IF EVER
• CMX would be 20x the
largest integration ESRX has
ever done

Dispelling the Myths
Comparisons to former vertical mergers not applicable
Integration of leading pharmacy retailer with leading
PBM addresses evolving marketplace needs
“Vertical PBM transactions
have failed to create
stockholder value”
Vertical Mergers
Destroy Value
“3 into 2” mergers face significant antitrust obstacles and
delays
Heavy large employer concentration may trigger concern
ESRX is confident that the
“regulatory requirements will
be met in a timely manner”
Regulatory Approval
CMX to offer clients network of 60,000 pharmacies
Value and choice will drive business
PharmaCare doesn’t favor CVS stores now
CVS/CMX would be “biased to
its own stores”
Channel Choice
$1B in net new revenues have moved from ESRX to
CMX in past 3 years
“In past 3 years, twice as many
CMX clients have moved to
ESRX than vice versa”
Contract Wins/Losses
Financing contemplates JUNK CREDIT
Leverage: ~5x Debt-to-2006 EBITDA
Limited, if any, ability to do share repurchases / pay
dividends
ESRX would have “significant
financial flexibility”
Financial Flexibility
Well understood that retail and PBM incentives are
aligned with patients and payors
Integrated offering delivers more value to clients
We “make money when patients
and clients spend money”
Incentive Alignment
REALITY
MYTH

CVS/CMX Provides Immediate, Superior
Value…..
Q307 at earliest, IF EVER February 2007 Expected Closing
2008, perhaps 2009 2007 Selling Season
Financing
Due diligence
ESRX shareholder vote
CMX board/shareholder approval
FTC/SEC approval
Absence of adverse change
affecting CMX value to ESRX
CVS shareholder vote
CMX shareholder vote
Conditions to Close
None Double–digit cents-per-share Anticipated 2008 Accretion
None, likely negative $800M to $1B in ‘08; higher thereafter Incremental Revenue Opportunities
$500M (unsubstantiated) $500M+ Targeted Annual Cost Synergies
57.0% 45.5% Pro Forma CMX Ownership
0.426 shares of ESRX for each
share of CMX
$29.25 in cash per share
1.67 shares of CVS for each CMX of
CMX
$2.00 per share in special cash
dividend to CMX shareholders (upon
or promptly after closing)
Offer
ESRX

…with Certainty to Close vs. ESRX’s Highly
Conditional Offer
Required, with $675M breakup fee Not applicable Termination of Existing CVS/CMX Merger-
of-Equal Agreement
High likelihood of delay and real risk of
NEVER being approved
CMX: February 20
CVS: February 23
Shareholder Approval
Offer conditioned on financing;
financing conditioned on due diligence
Financing contemplates junk credit
Not a condition Financing
Required – CMX board previously
found ESRX offer not superior / unlikely
to lead to superior offer
Approved CMX Board of Director Approval
None, is a condition for both ESRX and
its lenders
Not a condition Due Diligence
Antitrust clearance will involve
substantial delay / may well prevent
closing
Approval received without second request Regulatory
Uncertain, IF EVER February 2007 Timing
ESRX Hostile CVS/CMX Merger

CVS/Caremark: The Right Combination
Significant strategic benefits
Financial benefits are substantial and concrete
Anti-trust clearance; February 2007 close
Realize benefits in 2007 selling season
Strong investment grade credit; 150M share
repurchase (~10%)
Proven management teams

Cautionary Statement Regarding
Forward-Looking Statements
This document contains certain forward-looking statements about Caremark and CVS.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”,
“likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements.  Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated.  These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.  These forward-looking statements are subject to numerous risks and uncertainties.  The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC.  These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and
Stockholders
Caremark and CVS filed a joint proxy statement/prospectus with the SEC in connection with the proposed merger.  Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.
Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.
In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.  Documents filed with the SEC by
CVS will be available free of charge on the investor relations portion of the CVS website at
http://investor.cvs.com.  Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New
York, New York 10022.
Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April
7, 2006.  CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger.  A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for
CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.
If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits are described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of
Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

20 Creating the Premier Pharmacy Services Provider January 2007